Yukon-Nevada Gold Corp. Announces First Quarter Results for 2012

Vancouver, BC – May 16, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the "Company") today announced its financial and operational results for the first quarter ended March 31, 2012. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended March 31, 2012 include:

  During the quarter Jerritt Canyon shipped 13,163 ounces of gold from stockpiles and mining operations, compared with 13,180 ounces of gold shipped in the first quarter of 2011. Total ounces shipped remained comparable despite a lengthy scheduled shutdown from January 6, 2012 to February 3, 2012 to complete a winterization and refurbishment program designed to improve the overall throughput and reliability of the mill.

  The Company entered into an additional $20 million Forward Gold Purchase Agreement with Deutsche Bank AG (“Deutsche Bank”) on February 7, 2012 for the delivery of 27,950 ounces over a forty-three month period, commencing March 30, 2012. Net proceeds of $18.9 million were received on February 8, 2012 which is primarily being used for completing mill upgrades, working capital and expansion of the SSX-Steer mine. As part of this agreement Deutsche Bank was issued a share purchase warrant to purchase 40,000,000 common shares of the Company at a price of C$0.44 per share on or before February 8, 2015.

  The Company recorded a loss of $7.8 million in the first quarter of 2012 compared to net income of $28.9 million in the first quarter of 2011. The 2011 first quarter net income was primarily the result of a $51.0 million gain resulting from a decline in the fair value of the warrant liabilities, where the comparable gain in the first quarter of 2012 was significantly less at $3.9 million. The gross loss in the first quarter of 2012 was $0.8 million compared to a loss of $13.9 million in the three months ended March 31, 2011.

Jerritt Canyon

On January 6, 2012 Jerritt Canyon commenced an extended, scheduled shut down to perform significant maintenance and overhaul of key areas on the mill. This included completing construction of a new drying facility, reconfiguring the conveying system in fine crushing, and installation of a new Distributed Control System ("DCS") for the entire plant. Commissioning of the new components commenced on January 23, 2012 and continued through February 1, 2012 with the first day of production with both roasters operating on February 3, 2012.

Subsequent to the February 2012 re-start, production from the mill was less than expected for the remainder of the first quarter, averaging 1,400 tons per day which resulted in total production of 11,659 ounces during February and March 2012. The underperformance was a result of problems encountered during commissioning of the new DCS system and calibration of instrumentation, dryer bag-house, and the dryer burner. Troubleshooting and instrument calibration took approximately six weeks to complete. Additional issues were encountered with the new bag-house fans and pukers which were rectified by mid-February and have operated properly since.

In early March, additional issues with the new ore dryer and bucket elevator were identified. The Company is currently working with the ore dryer manufacturer and has put in procedures to mitigate the impact of the ore dryer issues until a permanent solution can be put in place. With the identification and rectification of these issues, the newly commissioned equipment is operational and is expected to achieve targeted average production of over 3,600 tons per day in the second quarter of 2012.

During the quarter Small Mine Development, LLC (“SMD”) delivered 91,265 tons to the mill, containing an estimated 9,096 ounces, from the Smith mine during the three months ended March 31, 2012. The deliveries in the quarter averaged 960 tons a day as SMD continues towards a production of 1,200 tons per day targeted for the second quarter of 2012.

At the Company operated SSX-Steer underground mining complex, the Company continued to ramp up the production rates delivering 26,305 tons containing an estimated 2,988 ounces during the three months ended March 31, 2012; an increase from the previous quarter’s delivery of 9,051 containing an estimated 1,117 ounces. Delivery of additional key equipment at SSX-Steer included three underground trucks and two drill jumbo’s. In the second quarter of 2012, delivery is expected for one new drill jumbo, one new bolter, and four new haul trucks equipped with boxes especially designed for hauling backfill. After receipt of this equipment the operation will be fully outfitted and ore production is expected to be at 1,200 tons per day.

A total of 11 underground diamond drill holes totalling 10,332 feet were completed in Zone 4 at Smith Mine in the first Quarter of 2012. Assays are in progress.

Ketza River

A meeting between Ketza River Holdings and Kaska First Nations was held in Ross River on March 21, 2012 where a Socio-Economic Participation Agreement was officially signed. Both Graham Dickson, Senior Vice President Acquisitions and Corporate Development, and Chief Jack Caesar, signed the document at this public event.

As well, the Company submitted an exploration plan for 2012 to the Mining Recorder on March 31, 2012 that included proposed sites for drilling and Yukon Environmental and Socio-economic Assessment Board (“YESAB”) activities. The 2012 drilling program will focus on three areas: some expansion drilling in the known resource areas including Penguin and Lab-Hoodoo; exploration drilling in the north part of the claim block; and continued drilling in the southern part of the claim block.

Outlook

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company is focusing on ramping up production from the SSX-Steer mine which will be complete towards the end of the second quarter with the delivery of the remaining underground trucks and other equipment. As well, the Company will continue to process available stockpiles and receive ore from the Smith mine at an increasing rate. Longer term the Company is looking at profitable opportunities to acquire mineable assets in the area and process third party ore under a toll milling arrangement. The Company will also continue building the necessary infrastructure and making equipment purchases in order to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon.

The surface exploration program in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well. These results have largely been incorporated into a new reserve up date that the Company released on April 27, 2012 which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/Jerritt_43-101_Technical_Report_YE2011.pdf

In the Yukon, the Company is continuing to work through question and answer phase of the Yukon Environmental and Socio-economic Assessment process with the YESAB. Should the permitting be approved on a timely basis (within 12 months of submission) the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion.

In April the Company announced that it had initiated a process to explore and evaluate potential strategic alternatives to maximize shareholder value. As part of the Strategic Review, the Company and its Financial Advisors have undertaken a comprehensive analysis and evaluation of the prospects and options available to the Company, which may include a sale, business combination, joint venture, merger, acquisition, strategic investment or other alternatives identified by the Company or the Financial Advisors. The Strategic Review is progressing in a timely fashion and results/conclusions will be reported as required.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.